June 17, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Mr. Kyle Moffatt

Re:	Clear Channel Outdoor Holdings, Inc. (the “Company”)

Form 10-K for the fiscal year ended December 31, 2008, filed March 2, 2009

File No. 001-32663

Dear Mr. Moffatt:

This letter is in response to the Staff’s comments to the Company by its letter dated June 5, 2009 relating to the above-referenced Form 10-K. Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.

Form 10-K for the fiscal year ended December 31, 2008

Critical Accounting Estimates, page 55

Indefinite-lived Assets, pages 56-57

Goodwill, page 77

1.	We note your response to prior comment 2. Please define normalized operating margins as used within the context of your response.

The Company defines operating margin as revenues less direct operating, SG&A and corporate expenses. The Company is using the term “normalized operating margin” to represent a long-term, steady-state operating margin that an average market participant would expect to achieve after the build-up period. The Company assumed a hypothetical business would operate at an industry average normalized operating margin of 46% based on an analysis of comparable companies over a three-year time period. The Company applied the 46% normalized operating margin in its model used to fair value its permits in each of its U.S. markets, unless the Company’s margin was below 46% in a particular market. In these instances, the Company applied the market’s margin in its model used to fair value the permits. Ten of the Company’s markets had margins below 46%. The Company believes this methodology is appropriate because there is nominal public data available for each of its markets.

The Company applied a consistent approach to fair valuing its two Canadian permits due to the similarity of the U.S. and Canadian outdoor advertising industries as well as nominal public data available for its Canadian markets. The fair value of the Company’s two Canadian permits was $14.6 million.

Securities and Exchange Commission

June 17, 2009

2.	We note your response to prior comment 3. Please disclose the impairment charge recorded for each reporting unit. Such disclosure should accompany or could be presented in a rollforward with the breakdown of your goodwill balance by reporting unit as of December 31, 2008.

The Company will replace the table of the breakdown in goodwill by reporting unit (previously proposed in Attachment A) with the following table:

(In thousands)	Balances Resulting from Push-down Accounting	Dispositions	Foreign Currency	Impairment	Adjustments	Balances as of December 31, 2008
United States	$3,121,645	$—	$—	$(2,296,915)	$—	$824,730
France	122,865	—	(14,747)	(23,620)	—	84,498
Switzerland	57,664	—	(977)	—	198	56,885
Australia	40,520	—	(11,813)	—	(529)	28,178
Belgium	37,982	—	(4,549)	—	—	33,433
Sweden	31,794	—	(8,118)	—	—	23,676
Norway	26,434	—	(7,626)	—	—	18,808
Ireland	16,224	—	(1,939)	(7,505)	—	6,780
United Kingdom	32,336	—	(10,162)	(22,174)	—	—
Italy	23,649	(542)	(2,808)	(20,521)	222	—
China	31,187	—	234	(31,421)	—	—
Spain	21,139	—	(2,537)	(18,602)	—	—
Turkey	17,896	—	—	(17,896)	—	—
Finland	13,641	—	(1,637)	(12,004)	—	—
Canada	35,390	—	(5,783)	(24,687)	—	4,920
All Others – Americas	86,770	—	(23,822)	—	—	62,948
All Others – International	54,265	—	3,160	(19,692)	(2,448)	35,285

	$3,771,401	$(542)	$(93,124)	$(2,495,037)	$(2,557)	$1,180,141

3.	We note your response to prior comment 5. In order that we may better understand the basis for your reporting, please provide us copies of financial reports reviewed by your chief operating decision maker. Also, please identify for us who your chief operating decision maker is with specific reference to paragraph 12 of SFAS 131.

Paragraph 12 of SFAS 131 states: “The term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of an enterprise. Often the chief operating decision maker of an enterprise is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the enterprise’s president, executive vice presidents, and others.”

The Company determined that its chief operating decision maker is its Chief Executive Officer determined under the guidance in paragraph 12 of SFAS 131. The Company’s segment manager for the Americas segment is its President and Chief Executive Officer – Americas determined under the guidance in paragraph 14 of SFAS 131. The Company’s segment manager maintains regular contact with the Company’s chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the Americas division.

Securities and Exchange Commission

June 17, 2009

The Company is supplementally providing to the Staff, under separate cover and in hard copy, examples of the discrete financial information which the chief operating decision maker reviews for the Americas segment.

The reports include the Company’s financial model, Business on Books and financial summary (collectively, the “Supplemental Information”). The financial model is used to forecast the Company’s financial performance. The Business on Books report is used as a revenue predictor. Lastly, the financial summary discloses information about the different advertising displays available in the Company’s U.S. markets as well as its operations in Latin America and Canada. Traditional outdoor is comprised of the Company’s billboard and poster displays and the specialty market is comprised of its airport, mall, taxi and spectacular displays. Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, the Company is requesting that, upon the Staff’s completion of its review of the Supplemental Information, the Staff return the Supplemental Information to the Company.

Note B – Intangible Assets and Goodwill

Definite-lived Intangibles, page 75

4.	We note your response to prior comment 7. It is unclear to us why you stated that management does not believe that any material value exists for the trade name utilized by the outdoor business. Please refer to your disclosure on page 24 which details the benefit from your association with Clear Channel Communications and the risks arising from your separation. Please clarify your statements and reconcile inconsistencies.

In the event the Company’s right to use the “Clear Channel” brand name and logo and corporate name expires, it will be required to develop, promote and conduct its business under a new brand name. The Company may need to expend time, effort and resources to establish a new brand name in the marketplace however it does not expect that such re-branding will have a material impact on its business, financial condition or results of operations. As noted on page 73, the Company has spent $15.9 million, $14.8 million and $10.4 million on advertising expenses during the three years ended December 31, 2008, 2007 and 2006, respectively, in each case less than 0.5% of revenue.

Management believes that the buying decision for the Company’s customers is based on the strength of the network of locations for outdoor advertising it can offer. The strength of its network is reflected in the value of its permits and site-leases and not its trade name.

In addition, Clear Channel Communications has not charged any fee for use of the Clear Channel name since the Company’s initial public offering in December 2005. This conclusion was based on management’s assessment of the value of the trade name and Clear Channel Communications agreed with this assessment.

Therefore, the Company believes that the value of the trade name is not material for the following reasons:

(i)	the Company spends a nominal amount of money on advertising to support the trade name;

(ii)	an advertising buyer’s decision to advertise with the Company over a competing outdoor company is not based on the trade name but rather on the strength of the Company’s network of locations for outdoor advertising;

Securities and Exchange Commission

June 17, 2009

(iii)	historical re-branding has had no material impact on business performance of the Company’s respective markets or locations;

(iv)	a long-standing position with the Internal Revenue Service that the trade name has no value for purpose of transfer pricing calculations; and

(v)	Clear Channel Communications does not charge the Company a fee for use of the trade name.

However, the Company recognizes the Staff’s concerns relating to the inconsistencies between the disclosures on page 24 and the response to prior comment 7. The Staff’s comments have allowed the Company to reevaluate the disclosures on page 24. As a result, the Company is proposing deleting the disclosure on page 24 under the headings:

•

“We only have the right to use the Clear Channel brand name, logo and corporate name for so long as Clear Channel Communications owns shares of our common stock representing at least 50% of the total voting power of our common stock. If Clear Channel Communications’ ownership falls below such threshold and we fail to establish in a timely manner a new, independently recognized brand name with a strong reputation, our revenue and profitability could decline.”; and

•	“Any future separation from Clear Channel Communications could adversely affect our business and profitability due to Clear Channel Communications’ strong brand and reputation.”

and including the following revised disclosure:

We only have the right to use the “Clear Channel” brand name, logo and corporate name for so long as Clear Channel Communications owns shares of our common stock representing at least 50% of the total voting power of our common stock.

Our corporate name is “Clear Channel Outdoor Holdings, Inc.,” and we and our subsidiaries currently use the “Clear Channel” brand name and logo in marketing our products and services. Pursuant to a trademark license agreement, Clear Channel Communications grants us the right to use the “Clear Channel” mark and logo in connection with our products and services and the right to use “Clear Channel” in our corporate name and the corporate names of our subsidiaries until 12 months after the date on which Clear Channel Communications owns shares of our common stock representing less than 50% of the total voting power of our common stock. In the event our right to use the “Clear Channel” brand name and logo and corporate name expires, we will be required to develop, promote and conduct our business under a new brand name. Although at that time we may need to expend significant time, effort and resources to establish a new brand name in the marketplace, we do not expect that such re-branding will have a material impact on our business, financial condition or results of operations. We believe that the buying decision for our customers is based on the strength of the network of locations for outdoor advertising we can offer. The strength of our network is reflected in the value of our permits and site-leases.

*        *        *        *

Securities and Exchange Commission

June 17, 2009

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please contact Herb Hill at (210) 822-2828.

Very truly yours,

/s/ Herbert W. Hill, Jr.
Herbert W. Hill, Jr.
Senior Vice President and Chief Accounting Officer

cc:	Randall T. Mays
Chief Financial Officer